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Filed by JDS Uniphase Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities and Exchange Act of 1934, as amended.
Commission File No.: 0-22874
Subject Company:  JDS Uniphase Corporation and SDL, Inc.

[Slide 1] This slide contains the logo of JDS Uniphase Corporation.

[Slide 2] This slide contains the logo of JDS Uniphase Corporation and the following text: "Computer-centric to Bandwidth-centric." This slide also contains images of the following: two desktop computers; a palm pilot organizer; a laptop computer; computer chips; and CD-Roms.

[Slide 3] This slide contains the logo of JDS Uniphase Corporation and the following text: "Computer-centric to Bandwidth-centric." At the center of the slide is an image of a hand holding fiber. This slide also contains images of the following: a PC camera; a monitor; a web page; and pump modules.

[Slide 4] This slide contains the logo of JDS Uniphase Corporation and the following text: "PC Growth vs Bandwidth Growth." This slide also contains a circular image with the following text: "Microprocessors"; "Memory"; "Software"; and "Moore's Law."

[Slide 5] This slide contains the logo of JDS Uniphase Corporation and the following text: "PC Growth vs Bandwidth Growth." This slide also contains a circular image with the following text: "Microprocessors"; "Memory"; "Software"; and "Moore's Law." This slide also contains a second circular image with the following text: "Photonic DWDM Optical Networking"; "Access Technologies"; "Appliances"; "Software & Applications"; "Increases Users"; "Increases Demand"; "Lowers Costs"; and "Law of Photonics."

[Slide 6] This slide, titled "Greater Manufacturing Capacity," contains the logo of JDS Uniphase Corporation, and, using the image of freeways, depicts the bottleneck of each of JDS Uniphase Corporation's manufacturing capacity and SDL, Inc.'s manufacturing capacity.

[Slide 7] This slide, titled "Greater Manufacturing Capacity," contains the logo of JDS Uniphase Corporation, and, using the image of a freeway, depicts the complementary nature of JDS Uniphase Corporation's and SDL, Inc.'s manufacturing capacities.

[Slide 8] This slide, titled "Greater Manufacturing Capacity," contains the logo of JDS Uniphase Corporation and the following text: "980 nm Pump Modules"; "Amplifiers"; and "Modulators." This slide also contains the image of a freeway.

[Slide 9] This slide, titled "Value for the Customer," contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and the following text: "Advanced Customer


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Solutions"; and "Passives." This slide also contains an image of a Passive.

[Slide 10] This slide, titled "Value for the Customer," contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and the following text: "Advanced Customer Solutions"; and "Actives." This slide also contains an image of an Active.

[Slide 11] This slide, titled "Value for the Customer," contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and the following text: "Advanced Customer Solutions"; and "Pump Modules." This slide also contains an image of Pump Modules

[Slide 12] This slide, titled "Value for the Customer," contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and the following text: "Advanced Customer Solutions"; and "Amplifiers." This slide also contains an image of an Amplifier.

[Slide 13] This slide, titled "Value for the Customer," contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and the following text: "Advanced Customer Solutions"; and "EDFAs." This slide also contains an image of an EDFA.

[Slide 14] This slide, titled "Value for the Customer," contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and the following text: "Advanced Customer Solutions"; and "Raman Pump." This slide also contains an image of a Raman Pump.

[Slide 15] This slide, titled "Value for the Customer," contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and the following text: "Advanced Customer Solutions"; and "Electronics." This slide also contains an image of an Electronic.

[Slide 16] This slide, titled "Value for the Customer," contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and the following text: "Advanced Customer Solutions"; and "Active Transmission Components." This slide also contains an image of an Active Transmission Component.

[Slide 17] This slide, titled "Value for the Customer," contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and the following text: "Advanced Customer Solutions"; "Silica/Silicon Waveguides"; and "MEM." This slide also contains an image of a Waveguide and a MEM.

[Slide 18] This slide, titled "Value for the Customer," contains the logo of JDS Uniphase Corporation and the following text: "Advanced Customer Solutions"; and "Creating a better partner for our customers."

[Slide 19] This slide contains the logo of JDS Uniphase Corporation and the following text: "Financial Performance."

[Slide 20] This slide contains the logo of JDS Uniphase Corporation and bar graph, titled "Sales," depicting sales in millions of dollars from the first quarter of fiscal year 1997 to


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the third quarter of fiscal year 2000.

[Slide 21] This slide contains the logo of JDS Uniphase Corporation and bar graph, titled "Gross Margin," depicting gross margins from fiscal year 1996 to fiscal year 2000.

[Slide 21] This slide contains the logo of JDS Uniphase Corporation and bar graph, titled "Operating Margin," depicting operating margins from fiscal year 1996 to fiscal year 2000.

[Slide 22] This slide contains the logo of JDS Uniphase Corporation and a chart, titled "Financial Performance with E-Tek (June Quarter)," depicting sales and net income in terms of both dollar amounts and sequential growth. This slide also contains the following text:
"E.P.S. accretive from merger."

[Slide 23] This slide contains the following text: "The SDL Transaction" followed by six bullet points with the following text: "3.8:1 exchange ratio"; "Tax-free exchange"; "Purchase accounting"; "No collars"; "Subject to both companies' stockholder and customary regulatory approval"; and "Anticipate close in December quarter." This slide also contains the logo of JDS Uniphase Corporation.

[Slide 24] This slide contains the following text: "Financial impact" followed by four bullet points with the following text: (i) "Pro forma combined results for June quarter"; "--$3 billion annual sales rate"; "--$658 million net income rate"; and "--36% sequential sales growth"; (ii) "E-TEK, JDSU and SDL June quarter sales and income above estimates"; (iii) "Additional revenue opportunities, including", "--EDFA and Raman growth"; "Faster packaging startups"; and "Additional modulator capacity"; and (iv) "Accretive." This slide also contains the logo of JDS Uniphase Corporation.


You are urged to read the proxy statement/prospectus to be included in JDS Uniphase Corporation's Registration Statement on Form S-4 in connection with the transaction to be filed with the SEC when it is available because the proxy statement/prospectus and the Registration Statement on Form S-4 will contain important information. You can get copies of the proxy statement/prospectus and the Registration Statement on Form S-4, and any other relevant documents, for free at the SEC's web site and copies of our reports, proxy statements and other information regarding us filed with the SEC are available free from us. Requests for documents relating to us should be directed to JDS Uniphase Corporation, 163 Baypointe Parkway, San Jose, California, 95134 Attention: Investor Relations(408) 434-1800. Requests for documents relating to SDL, Inc. should be directed to SDL, Inc., 80 Rose Orchard Way, San Jose, California 95134
Attention: Investor Relations (408) 943-4343.